September 28, 2007

Ms. Jennifer R. Hardy, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Shimoda Marketing, Inc.

Sixth Amendment to Registration Statement on Form SB-2

File No. 333-132791

Filed September 28, 2007

Dear Ms. Hardy:

Below are Shimoda Marketing, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated September 13, 2007.  On behalf of the Company, on September 28, 2007, I transmitted via EDGAR the Company’s Sixth Amendment to Registration Statement on Form SB-2.

Management’s Discussion and Analysis of Financial Condition, page 18

Results of Operations for the Period Ended December 31, 2006, page 24

1.

We corrected the disclosure on page 24 as follows:

During the year ended December 31, 2006, we had revenues of $476,141.  Costs associated with this revenue were $143,213.

Our revenue increased approximately $ 376,520 from 2005 and our expenses compared to 2005 were approximately $39,425 more. Our consulting income increased by nearly $463,884 from 2005

Results of Operations for the Period ended December 31, 2005, page 25, page 1

2.

We corrected the disclosure page 25 as follows:

When the noncash depreciation expense of $4,296 is added back to the net loss of $159,706, along with the . . . .

Further, we added the following non-cash officer compensation discussion:

Our decrease in revenue we attribute to our President being in the employ of Forward Manufacturing and not being available for full-time employment with SMI.  Mr. Cranfill’s employment with Forward Manufacturing was designed to assist in the

Ms. Jennifer Hardy

Re:  Shimoda Marketing, Inc.

9/28/2007

development of a continuing beneficial relationship between SMI and Forward for the long-term.  Mr. Cranfill’s compensation from SMI of $30,000.00 was determined by the Company, based on current operations, and was deemed contributed to capital as it was not paid in cash to Mr. Cranfill.

We utilized $120, 410 of cash flow with our operating activities. We had $159,706 of net loss which included $4,296 of noncash depreciation expense. When the noncash depreciation expense of $4,296 is added back to the net loss of $159,706, along with the non-cash officer compensation of $30,000 and the increase in payables and decrease in deposits of $2,500 each respectively, the result is the $120,410 total cash flows utilized by operating activities.

Financial Statements for the Six Months Ended June 30, 2007

General

3.

We revised the Notes to the Financial Statements (see NOTE I for 2007; NOTE J for 2006; and NOTE I for 2005) as follows:

NOTE I  – COMPENSATION

Michael B. Cranfill, the Company’s President, was the Company’s sole employee during the six months ended June 30, 2007.  The Company has no employment agreement with Mr. Cranfill.  Mr. Cranfill’s compensation for the six months ended June 30, 2007 of $50,000.00 was determined by the Company, based on current operations, and was paid in cash to Mr. Cranfill.

Note B – Significant Accounting Policies – Use of Estimates, page F-7

4.

We revised Note B – Significant Accounting Policies, page F-7, to include the following Note:

Interim Adjustments

These interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.

Financial Statements for the year Ended December 31, 2006

Note B – Significant Accounting Policies – Income Taxes, page F-15

5.

We revised the Income Taxes subsection of NOTE B – SIGNIFICANT ACCOUNTING  POLICIES as requested.

Furthermore, we revised the disclosure in the MD&A section as follows:

Results of Operations for the Six Month Period Ended June 30, 2007 added the following paragraph:

The effective income tax rate for the six months ended June 30, 2007 is 34.38%.  This effective rate reflects a federal rate of 8.78%, a state rate (net of federal tax effect) of 3.17%, and the rate derived from the differences relating to cash (tax) versus accrual (book) accounting of 22.43%. In light of the fact that SMI has ramped up its operations

Ms. Jennifer Hardy

Re:  Shimoda Marketing, Inc.

9/28/2007

and has absorbed / utilized all available net operating losses, we expect the effective tax rate going forward to be approximately 37%, including federal and state income taxes.

Results of Operations for the Year Ended December 31, 2006 added the following paragraph:

The effective income tax rate for the year ended December 31, 2006 is 5.35%.  This effective rate reflects a federal rate of 26.51%, a state rate (net of federal tax effect) of 4.29%, the rate derived from the differences relating to cash (tax) versus accrual (book) accounting of 1.06%, and a deduction of 26.51% due to net operating losses ("NOL deduction").

Note I – Rent, page F-17

6.

We deleted the statement that the rent is at fair market value.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Shimoda Marketing, Inc. SB-2/A-6

2.

Exhibit 5.6: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3.

Exhibit 15.2: Letter on Unaudited Interim Financial Statements, for the period ended June 30, 2007

4.

Exhibit 23.6: Consent of Independent Registered Public Accounting Firm